Exhibit 21.1
Subsidiaries of Entrata, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Colleen AI, LLC	Delaware
Colleen Technologies Ltd	Israel
Entrata Canada, Inc.	Canada
Entrata Europe, B.V.	Netherlands
Entrata India Private Limited Company	India
EntrataPay, LLC	Delaware
Entrata Utility, LLC	Utah
Homebody Insurance Agency, LLC	Utah
Resident Verify, LLC	Utah
Simplified Business Group, LLC, dba Rent Dynamics	Utah